UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Evolent Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

30050B101

(CUSIP Number)

Marianne D. Short

Executive Vice President and Chief Legal Officer

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

(952) 936-1300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communication)

November 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30050B101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS UnitedHealth Group Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,901,065[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,901,065[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,901,065[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 7.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
[1]	The aggregate number and percentage of shares of Class A Common Stock (as defined below) of the Issuer (as defined below) beneficially owned consists of (i) 1,772,898 shares of Class A Common Stock issuable upon the exchange of the Class B Units and the Class B Common Stock (each as defined below) owned directly by ABCO (as defined below) and (ii) 4,128,167 shares of Class A Common Stock of the Issuer owned directly by ABCO.

[2]	The calculation assumes that there is a total of 76,456,674 shares of Class A Common Stock of the Issuer outstanding, which is the sum of (i) 74,683,776 shares of Class A Common Stock outstanding as of November 6, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2017, and (ii) 1,772,898 shares of Class A Common Stock issuable upon the exchange of the Class B Units and the Class B Common Stock owned directly by ABCO.

CUSIP NO. 30050B101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS The Advisory Board Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,901,065[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,901,065[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,901,065[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 7.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
[1]	The aggregate number and percentage of Class A Common Stock of the Issuer beneficially owned consists of (i) 1,772,898 shares of Class A Common Stock issuable upon the exchange of the Class B Units and the Class B Common Stock owned directly by ABCO and (ii) 4,128,167 shares of Class A Common Stock of the Issuer owned directly by ABCO.

[2]	The calculation assumes that there is a total of 76,456,674 shares of Class A Common Stock of the Issuer outstanding, which is the sum of (i) 74,683,776 shares of Class A Common Stock outstanding as of November 6, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2017, and (ii) 1,772,898 shares of Class A Common Stock issuable upon the exchange of the Class B Units and the Class B Common Stock owned directly by ABCO.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Evolent Health, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 800 N. Glebe Road, Suite 500, Arlington, Virginia 22203.

Item 2.	Identity and Background

(a) The names of the persons filing this Schedule 13D are The Advisory Board Company, a Delaware corporation (“ABCO”) and UnitedHealth Group Incorporated, a Delaware corporation (“UNH”). ABCO and UNH are collectively referred to herein as the “Reporting Persons.”

ABCO is indirectly wholly-owned by UNH through its directly and indirectly held wholly-owned subsidiaries, consisting of OptumInsight, Inc., a Delaware corporation (“Optum”), OptumInsight Holdings, LLC, a Delaware limited liability company, Optum, Inc., a Delaware corporation and United HealthCare Services, Inc., a Minnesota corporation (collectively, the “UNH Entities”). Each such UNH Entity, by reason of its ownership of all the voting securities of the subsidiary below it in the organizational chain, has the right to elect or appoint the members of the governing body of that subsidiary and, therefore, to direct the management and policies of that subsidiary. As a result, each UNH Entity shares, or has the right to acquire, voting and investment power over the Issuer’s Class A Common Stock held by ABCO, the record and direct beneficial owner of the shares of Class A Common Stock of the Issuer being reported on this Schedule 13D.

ABCO directly owns (i) 1,772,898 Class B Common Units (“Class B Units”) of Evolent Health LLC and (ii) 4,128,167 shares of Class A Common Stock of the Issuer. Pursuant to the terms of the Exchange Agreement, dated as of June 4, 2015, by and among the Issuer, Evolent Health LLC and the holders from time to time of Class B Units listed in Exhibit A thereto (the “Exchange Agreement”), ABCO may exchange all or a portion of its Class B Units (along with a corresponding number of its shares of Class B Common Stock (defined below) of the Issuer) at any time for shares of Class A Common Stock on a one-for-one basis initially, subject to adjustment pursuant to the terms of the Exchange Agreement and the Third Amended and Restated Operating Agreement of Evolent Health LLC dated as of June 4, 2015 among the Issuer, ABCO, TPG Eagle and Ptolemy Capital, LLC as members (the “Evolent Operating Agreement”). A copy of the Exchange Agreement and the Evolent Operating Agreement are filed with this Schedule 13D as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated herein by reference.

In connection with the Issuer’s reorganization prior to the completion of its initial public offering (“IPO”) in June 2015, the Issuer issued shares of its Class B common stock, par value $0.01 (“Class B Common Stock”) to ABCO. Shares of the Issuer’s Class B Common Stock vote together with shares of the Issuer’s Class A Common Stock as a single class, except as otherwise required by law or pursuant to the Issuer’s amended and restated certificate of incorporation or amended and restated bylaws. As of November 17, 2017, ABCO owned 1,772,898 shares of Class B Common Stock of the Issuer and 1,772,898 Class B Units, respectively. Pursuant to and subject to the terms of the Exchange Agreement and the Evolent Operating Agreement, holders of Class B Units, at any time and from time to time, may exchange one or more Class B Units, together with an equal number of shares of the Issuer’s Class B Common Stock, for shares of the Issuer’s Class A Common Stock on a one-for-one basis, subject to adjustments.

(b) The principal business address of UNH is 9900 Bren Road East, Minnetonka, MN 55343, and the principal business address of ABCO is 2445 M Street, NW, Washington, D.C. 20037.

(c) The principal business of ABCO is providing research and insight, technology, data-enabled services, and consulting services through discrete programs to hospitals, health systems, independent medical groups, pharmaceutical and biotechnology companies, health care insurers, medical device companies, and colleges, universities, and other health care-focused organizations and educational institutions. The principal businesses of UNH, a public company traded on the New York Stock Exchange, are a health benefits business operating under its UnitedHealthcare platform and a health services business operating under its Optum platform. Through these two distinct, but strategically aligned, business platforms, UNH leverages its core competencies in advanced, enabling technology; health care data, information and intelligence; and clinical care management and coordination to help meet the demands of the health system.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 27, 2017, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(d) During the last five years, neither of the Reporting Persons, nor to their knowledge any of the directors and executive officers listed on Annex A, has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) During the last five years, neither of the Reporting Persons, nor to their knowledge any of the directors and executive officers listed on Annex A, has been a party to a civil proceeding of the type specified in Item 2(e) of Schedule 13D.

(f) Each of ABCO and UNH are organized under the laws of the State of Delaware.

Item 3.

On November 17, 2017 (the “Closing Date”), Optum, a wholly owned indirect subsidiary of UNH, completed its previously announced acquisition of ABCO through a merger (the “Merger”) of Apollo Merger Sub, Inc., a wholly owned subsidiary of Optum (“Merger Sub”), with and into ABCO pursuant to the Agreement and Plan of Merger, dated as of August 28, 2017, by and among ABCO, Optum, and Merger Sub (the “Merger Agreement”). As a result of the Merger, ABCO became a wholly owned subsidiary of Optum on the Closing Date.

Among the ABCO assets that were acquired by Optum in the Merger were (i) 1,772,898 Class B Units which ABCO may exchange together with the Class B Common Stock for shares of Class A Common Stock of the Issuer on a one-for-one basis at any time, subject to adjustment and (ii) 4,128,167 shares of Class A Common Stock of the Issuer. As a result of the closing of the Merger, UNH became the indirect beneficial owner of 5,901,065 shares of Class A Common Stock, which consists of (i) 1,772,898 shares of Class A Common Stock issuable upon the exchange of the Class B Units owned directly by ABCO and (ii) 4,128,167 shares of Class A Common Stock of the Issuer owned directly by ABCO, which continue to be held of record and beneficially owned by ABCO. Other than the consideration paid in the Merger to the former stockholders of ABCO, no additional consideration was paid by UNH for the shares of Class A Common Stock of the Issuer.

Item 4.	Purpose of the Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

From time to time, the Reporting Persons may acquire additional shares of Class A Common Stock of the Issuer or determine to dispose of all or a portion of the shares of Class A Common Stock of the Issuer beneficially owned by them. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, upon further developments, including the ongoing evaluation of the Issuer’s business, financial condition, operating results and prospects, the business and prospects of UNH and ABCO, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, and tax considerations, and other factors may change their investment in the Issuer.

Pursuant to the Stockholders Agreement by and among the Issuer, ABCO, TPG Global, LLC and its affiliates and the University of Pittsburgh Medical Center, dated as of June 4, 2015 (the “Stockholders Agreement”), for so long as ABCO and the other parties to the Stockholders Agreement own at least 40% of the shares of common stock of the Issuer (including both the Class A Common Stock and Class B common stock of the Issuer) held by it following the completion of the Issuer’s IPO, such stockholder will be entitled to nominate two directors to serve on the Issuer’s board of directors. If such stockholder owns less than 40%, but at least 5%, of the shares of common stock of the Issuer (including both Class A Common Stock and Class B common stock of the Issuer) held by it following the completion of the Issuer’s IPO, such stockholder will be entitled to nominate one director to serve on the Issuer’s board of directors. ABCO and the other parties to the Stockholders Agreement have agreed to vote for each other’s board nominees. Pursuant to these provisions, Michael D’Amato and Michael Kirshbaum served as ABCO’s designees on the Issuer’s board of directors prior to the Closing Date. In connection with the closing of the Merger, and effective as of the Closing Date, Michael Kirshbaum resigned as a director on the Issuer’s board of directors. ABCO has not nominated a replacement director for Michael Kirshbaum, but retains the right to nominate a replacement director pursuant to the Stockholders Agreement.

Except as noted above, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of November 17, 2017, the aggregate number and percentage of Class A Common Stock of the Issuer beneficially owned consists of (i) 1,772,898 shares of Class A Common Stock issuable upon the exchange of the Class B Units and the Class B Common Stock owned directly by ABCO and (ii) 4,128,167 shares of Class A Common Stock of the Issuer owned directly by ABCO. The calculation assumes that there is a total of 76,456,674 shares of Class A Common Stock of the Issuer outstanding, which is the sum of (i) 74,683,776 shares of Class A Common Stock outstanding as of November 6, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2017, and (ii) 1,772,898 shares of Class A Common Stock issuable upon the exchange of the Class B Units and the Class B Common Stock owned directly by ABCO. The 5,901,065 shares of Class A Common Stock represents 7.7% of the shares of Class A Common Stock. The calculation of the percentage of beneficial ownership assumes that there is a total of 76,456,674 shares of Class A Common Stock of the Issuer outstanding, which is the sum of (i) 74,683,776 shares of Class A Common Stock outstanding as of November 6, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017, and (ii) 1,772,898 shares of Class A Common Stock issuable upon the exchange of the Class B Units and the Class B Common Stock owned directly by ABCO.

(b) ABCO has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 5,901,065 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 5,901,065 shares.

UNH has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 5,901,065 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 5,901,065 shares.

(c) Except as described in Item 3, there have been no transactions in the shares of Class A Common Stock of the Issuer by the Reporting Persons during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock of the Issuer reported herein as beneficially owned.

(e) Not applicable.

The information set forth in Annex A is incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Joint Filing Agreement, the Exchange Agreement and the Evolent Operating Agreement, set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer.

The information set forth in Item 2 and Item 4 are incorporated by reference into this Item 6.

Stockholders Agreement

As described in Item 4 above, the Issuer and ABCO are parties to the Stockholders Agreement, pursuant to which ABCO has certain rights to designate members of the Issuer’s board of directors. The Stockholders Agreement also provides that ABCO and its respective affiliates may engage in activities similar to the Issuer’s lines of business or have an interest in the same areas of corporate opportunities of the Issuer and do not have any duty to refrain from (1) engaging, directly or indirectly, in the same or similar business activities or lines of business as the Issuer, including those business activities or lines of business deemed to be competing with the Issuer, or (2) doing business with any of the Issuer’s clients, customers or vendors. In the event that ABCO or any of its respective affiliates acquires knowledge of a potential business opportunity which may be a corporate opportunity for the Issuer, they have no duty to communicate or offer such corporate opportunity to the Issuer.

Registration Rights Agreement

Pursuant to a Registration Rights Agreement by and among the Issuer, ABCO and certain other investors listed therein, dated as of June 4, 2015 (the “Registration Rights Agreement”), the Issuer agreed to register for sale under the Securities Act of 1933, as amended, shares of its Class A Common Stock, including those delivered in exchange for Class B Common Stock and Class B Units. The Registration Rights Agreement provides such investors with certain demand, piggyback and shelf registration rights and will terminate upon the date the holders of shares that are a party thereto no longer hold any such shares that are entitled to registration rights.

The foregoing summaries of the Exchange Agreement, the Evolent Operating Agreement, the Stockholders Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

Exhibit	Description of Exhibit

99.1*	Joint Filing Agreement, dated November 27, 2017.

99.2	Stockholders Agreement, dated as of June 4, 2015, by and among Evolent Health, Inc., TPG Growth II BDH, L.P., TPG Eagle Holdings, L.P., UPMC and The Advisory Board Company, filed as Exhibit 10.1 to Evolent Health, Inc.’s Report on Form 8-K filed with the SEC on June 10, 2015, and incorporated herein by reference.

99.3	Exchange Agreement, dated June 4, 2015, by and among Evolent Health, Inc., Evolent Health LLC, TPG Eagle Holdings, L.P., The Advisory Board Company and Ptolemy Capital, LLC, filed as Exhibit 10.2 to Evolent Health, Inc.’s Report on Form 8-K filed with the SEC on June 10, 2015, and incorporated herein by reference.

99.4	Third Amended and Restated Operating Agreement of Evolent Health LLC, dated as of June 4, 2015, filed as Exhibit 10.3 to Evolent Health, Inc.’s Report on Form 8-K filed with the SEC on June 10, 2015, and incorporated herein by reference.

99.5	Registration Rights Agreement, dated as of June 4, 2015, by and among Evolent Health, Inc., TPG Growth II BDH, L.P., TPG Eagle Holdings, L.P., UPMC, The Advisory Board Company and Ptolemy Capital, LLC, filed as Exhibit 4.1 to Evolent Health, Inc.’s Report on Form 8-K filed with the SEC on June 10, 2015, and incorporated herein by reference.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2017

UnitedHealth Group Incorporated

By:	/s/ Dannette L. Smith
Name:	Dannette L. Smith
Title:	Secretary to the Board of Directors

The Advisory Board Company

By:	/s/ Robert W. Musslewhite
Name:	Robert W. Musslewhite
Title:	Chief Executive Officer